UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of October 2005

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company


Fax to: RNS
Dated: 26 October 2005

Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 26 October 2005 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 108,925,692 shares, now represents 13.544% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule below.

From: Pearson PLC



To:    Pearson plc
       80 Strand
       London WC2R 0RK
       UK

Date:  24 October 2005

                            SECTION 198 NOTIFICATION
                            Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International. Inc., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

     Share capital to which this relates:

          Ordinary Shares (804,261,853 shares outstanding)

     Number of shares in which the Companies have an interest:

          108,925,692

Name(s) of registered holders):

          See Schedule B


As of 24 October 2005
                                                        Number of   Percent of
Pearson plc                                                Shares  Outstanding
The Capital Group Companies Inc. ("CG") holdings      108,925,692      13.544%

Holdings by CG Management Companies and Funds:

* Capital Guardian Trust Company                       48,125,371       5.984%

* Capital International Limited                        16,017,698       1.992%

* Capital International S.A.                            4,488,529       0.558%

* Capital International Inc.                            9,526,822       1.185%

* Capital Research and Management Company              30,767,272       3.826%


                                    Schedule A



                      Schedule of holdings in Pearson plc
                            As of 24 October 2005

                         Capital Guardian Trust Company

Registered Name                                         Local Shares
State Street Nominees Limited                              5,707,658

Bank of New York Nominees                                  1,879,158

Northern Trust                                               285,609

Chase Manhattan Bank Australia Limited                         2,700

Chase Nominees Limited                                    22,013,425

BT Globenet Nominees Ltd.                                    741,435

Midland Bank plc                                           5,029,375

Cede & Co.                                                   228,263

Deutsche Bank Mannheim                                         2,200

Bankers Trust                                              1,778,900

Barclays Bank                                                153,600

Citibank London                                               11,100

Royal Trust                                                   22,800

Brown Bros.                                                  103,093

Nortrust Nominees                                          6,552,682

Royal Bank of Scotland                                       110,300

MSS Nominees Limited                                          68,100

State Street Bank & Trust Co.                                 64,900

Citibank                                                      13,600

RBSTB Nominees Ltd                                             2,200

Citibank NA                                                   45,500

Deutsche Bank AG                                               2,100

HSBC Bank PLC                                                  4,900

Mellon Bank N.A.                                             179,300

ROY Nominees Limited                                          45,800

Mellon Nominees (UK) Limited                               1,660,406

HSBC                                                          55,300

JP Morgan Chase Bank                                       1,360,967

                                           TOTAL          48,125,371


                                 Schedule B


                       Capital International Limited

Registered Name                                          Local Shares

State Street Nominees Limited                                 306,562

Bank of New York Nominees                                   3,027,748

Northern Trust                                              1,687,638

Chase Nominees Limited                                      3,081,515

Midland Bank Plc                                               83,200

Bankers Trust                                                 289,971

Barclays Bank                                                  67,200

Citibank London                                               113,966

Morgan Guaranty                                               284,300

Nortrust Nominees                                           2,691,689

Royal Bank of Scotland                                        855,900

MSS Nominees Limited                                           91,200

State Street Bank & Trust Co                                  370,400

National Westminster Bank                                     120,300

Lloyds Bank                                                    58,700

Citibank NA                                                    23,500

Deutsche Bank AG                                            1,280,468

Chase Manhattan Nominee Ltd                                    48,300

HSBC Bank plc                                                 988,300

Mellon Bank N.A.                                              165,516

KAS UK                                                         61,425

Bank One London                                               212,600

Clydesdale Bank plc                                            77,000

JP Morgan Chase Bank                                           30,300

                                                TOTAL      16,017,698




                                Schedule B



                          Capital International S.A.

Registered Name                                           Local Shares

State Street Nominees Limited                                   16,036

Bank of New York Nominees                                       35,800

Chase Nominees Limited                                       2,004,642

Credit Suisse London Branch                                     30,000

Midland Bank plc                                               500,400

Barclays Bank                                                  243,818

Brown Bros.                                                     71,700

Nortrust Nominees                                               11,300

Morgan Stanley                                                  12,900

Royal Bank of Scotland                                         130,018

J.P. Morgan                                                    860,083

National Westminster Bank                                       24,900

Lloyds Bank                                                     29,600

RBSTB Nominees Ltd                                              60,100

Deutsche Bank AG                                                67,352

HSBC Bank plc                                                  369,380

HSBC                                                            20,700

                                                   TOTAL     4,488,529


                                   Schedule B


                          Capital International Inc.

Registered Name                                           Local Shares

State Street Nominees Limited                                3,003,057

Bank of New York Nominees                                    1,057,005

Northern Trust                                                  30,800

Chase Nominees Limited                                       2,329,050

Midland Bank plc                                               245,200

Bankers Trust                                                   51,500

Citibank London                                                 98,300

Brown Bros.                                                    137,300

Nortrust Nominees                                              580,457

Royal Bank of Scotland                                          98,700

State Street Bank & Trust Co.                                  823,896

Sumitomo Trust & Banking                                        33,400

Citibank                                                        24,500

RBSTB Nominees Ltd                                              36,000

Citibank NA                                                    420,657

State Street Australia Limited                                  45,900

HSBC Bank PLC                                                  138,300

JP Morgan Chase Bank                                           372,800

                                              TOTAL          9,526,822


                                  Schedule B

                     Capital Research & Management Company

Registered Name                                           Local Shares

State Street Nominees Limited                                  750,000

Chase Nominees Limited                                      30,017,272

                                              TOTAL         30,767,272








                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 26 October 2005

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary